FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: April 10, 2006                                       By: /s/David Patterson/s/

Coastport Capital Inc.	Number: 001-06 Suite 501, 595 Howe Street Vancouver, British Columbia Canada V6C 2T5 Telephone: (604) 685-8287 Facsimile: (604) 685-4675 www.coastportcapital.com

COASTPORT OPTIONS SHYRI GOLD PROPERTIES

Vancouver, B.C., January 20, 2006 - Coastport Capital Inc. (TSXV: CPP) announces that the Company has signed an earn-in/option agreement with Cornerstone Ecuador S.A., a wholly owned subsidiary of Cornerstone Capital Resources Inc. (TSXV: CGP), (“Cornerstone”), covering Cornerstone’s Shyri Gold properties (the “Properties”) in southern Ecuador. The Properties cover highly prospective areas adjacent to IAMGOLD Corporation’s Quimsacocha Project. Numerous target areas have been outlined on the Properties with potential for both high and low sulfidation gold deposits.

Coastport has the option to earn a 100% interest in the Properties by incurring a total of US$8,000,000 on exploration and related work, making option payments to Cornerstone totalling US$490,000 in cash and US$490,000 in shares on or before December 31, 2009 and issuing shares to Cornerstone, on or before February 28, 2010, equal to 40% of Coastport’s then fully diluted share capital.

The agreement contemplates exploration expenditures of US$1.5 million in the first year to December 31, 2006. The first year program will include additional systematic grassroots exploration and development of drill targets as well as diamond drill testing of several existing targets. Cornerstone will be the operator during the option earn-in period.

Shyri Gold Properties

The Shyri concessions, collectively more than 450 sq km in area, straddle the Gañarin Belt, a 50 km long feature with volcanic centers, related intrusives and numerous epithermal gold-silver prospects. The Quimsacocha Project, where IAMGOLD released an independent resource estimate of 2.8 million ounces of gold late in October 2005, is the most advanced project in the belt.

Reconnaissance exploration work was initiated in April, 2005 and resulted in the discovery of numerous low and high sulphidation type epithermal gold-silver targets in five project areas referred to as the Cañaribamba, Gran Muralla, GAMA, and Yanasacha Projects.

Recent Work

In a news release dated January 18, 2006 Cornerstone reported that reconnaissance mapping and prospecting has extended the previously reported GAMA prospect and discovered a new, adjacent high grade gold-silver occurrence, the LAMA prospect. These gold prospects are associated with quartz-alunite alteration in and adjacent to a rhyolitic flow-dome complex. The recent work has extended the area of alteration more than 3 km to the west of the GAMA/LAMA prospects, indicating the potential for discovery of additional mineralization over a large area. Also, a zone of anomalous mercury (Hg) in outcrop (greater than 1 ppm Hg) covers a 9.5 x 5 km area, within which quartz-alunite alteration extends over a 4x4 km area, centered on the rhyolitic flow-dome complex. Recent chip-grab samples of the alunitic alteration assays up to 387 ppb Au adding to data from previous reconnaissance sampling that included assays of up to 587 ppb Au. The GAMA and LAMA prospects are located 9 km northwest of IAMgold Corporation's Quimsacocha gold deposit.

On the north flank of the GAMA prospect, the newly discovered LAMA prospect has been identified by reconnaissance mapping and sampling where five widely spaced grab samples over a distance of 190 metres have now returned assays of up to 12.2 g/t Au and 84 g/t Ag. Gold and silver assays for the five samples are as follows:

Sample ID	Au (g/t)	Ag (g/t)
15999	3.70	64.7
28202	12.20	84.0
28203	6.00	32.7
28204	0.45	4.0
28205	2.10	49.8

The broad zone of strong argillic alteration with associated quartz veinlet stockworks, silicification and pyritization within which the GAMA and LAMA prospects occur, has been mapped over an area of 700 x 500 m and remains open in several directions. The underlying geology, geochemical signature, alteration and mineralization at the GAMA-LAMA prospects are consistent with epithermal gold-silver systems and may be similar to those which occur at the Quimsacocha deposit.

At the Canaribamba project, approximately 10 km south of Quimsacocha, recent mapping, prospecting and hand trenching have outlined another new gold prospect. Referred to as the Guabisay prospect, this prospect consists of a shallowly dipping, 3 to 10 m wide band of argillic alteration enclosing a core of chalcedonic silica and brecciation. Mineralization is sporadically exposed over a strike length that exceeds 750 metres in an east-west orientation. Sampling has identified a central mineralized exposure over 130 metres long. Results from this mineralized area include channel sampling of silicified rocks that return assays averaging of up to 1.6 g/t Au over 6 metres. This relatively low grade mineralization is associated with numerous steeply dipping, 0.25 to 1.0 metre wide, veins from which individual channel samples assay up to 40 g/t Au. Though exposure is limited this mineralization is hosted by a relatively porous volcanic tuff breccia and is considered to potentially represent blanket-style mineralization adjacent to the diatreme. Most of the area is covered by 2 to 5 metres of overburden. Preliminary interpretation of recently collected IP and Magnetic surveys suggests the mineralization may be associated with defined structures.

The Guabisay prospect represents one of several small windows of exposure, including the previously reported Pinglio, Alberto, Ramos Potreros and Gringo prospects, exhibiting extensive gold-silver mineralization, locally with bonanza grades. These prospects extend over a 1 x 3 km area within the Canaribamba project, and are associated with a 6 km² diatreme complex.

Option Agreement

In order to maintain the earn-in/option agreement in good standing, Coastport will be required to:

I	On signing agreement, pay to Cornerstone US$75,000 and within 5 business days of the approval of the Exchange to this agreement, issue to Cornerstone shares having a value of US$75,000,
II	Pay an additional US$75,000, issue additional shares having a value of US$75,000 and incur expenditures in the amount of not less than US $1,500,000 on or before December 31, 2006,
III	Pay an additional US$110,000, issue additional shares having a value of US$110,000 and incur cumulative expenditures of not less than US$3,500,000 on or before December 31, 2007,
IV	Pay an additional US $115,000, issue additional shares having a value of US$115,000 and incur cumulative expenditures of not less than US$5,500,000 on or before December 31, 2008,
V	Pay an additional US$115,000, issue additional shares having a value of US$115,000 and incur cumulative expenditures of not less than US$8,000,000 on or before December 31, 2009,
VI	Issue shares to Cornerstone equal to 40% of Coastport’s then fully diluted share capital on or before February 28, 2010.

On the date at which the Company earns its interest, the Properties will be subject to a 4% NSR. The Company will have the option to re-purchase a 1% NSR for US$4,000,000 and an additional 1% NSR at fair market value. In addition, subsequent to the 36 month period after the Company earns its interest, Cornerstone shall have the right to participate in 40% of any financings undertaken by the Company.

The Qualified Person for the technical information in this release, as per the requirements of National Instrument 43-101, is Mike Basha, PEng, PGeo, Vice President of Exploration for Cornerstone.

The earn-in/option agreement is subject to TSX Venture Exchange approval.

ON BEHALF OF THE BOARD OF
COASTPORT CAPITAL INC.

David Patterson
President